UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BALLY’S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90171V204

(CUSIP Number)

Marita A. Makinen
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, NY 10020
Tel. No.: 212-419-5843

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90171V204

1.	Names of reporting persons Noel Hayden
2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or place of organization: United Kingdom

	7. Sole voting power	4,953,272
Number of
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	4,953,272
person with
	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	4,953,272

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
	☐
13.	Percent of class represented by amount in Row (11)	12.2%

14.	Type of reporting person (see instructions)	IN

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 100 Westminster Street, Providence, Rhode Island 02903. This Schedule 13D is being filed to amend the Schedule 13G that was originally filed on October 13, 2021 and amended on February 9, 2022 and August 15, 2022.

Item 2. Identity and Background

(a)	This Schedule 13D is being on behalf of Noel Hayden.

(b)	Mr. Hayden’s business address is:

c/o Anzo Group Limited

Golden Square

London, W1F 9LU

(c)	Mr. Hayden is the Chairman of Anzo Group Limited, a holding company of sports betting, media, and games development businesses. Anzo Group Limited’s business is set forth immediately above in Item 2(b).

(d)	Mr. Hayden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

(e)	Mr. Hayden has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hayden is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

On October 1, 2021, Mr. Hayden directly and indirectly acquired an aggregate total of 5,310,272 shares of Common Stock in connection with the Company’s acquisition of Gamesys Group plc.

Pursuant to Rhode Island law and the Company’s organizational documents, no holder is permitted to hold 5% or more of the shares of Common Stock until such holder has received approval from the Division of Gaming and Athletics of Department of Business Regulation of Rhode Island (or its successor from time to time), the Rhode Island Lottery and any successor governmental entity (the “RI Regulator”). As a result, Mr. Hayden and the Company entered into an agreement pursuant to which Mr. Hayden was not permitted to hold more than 4.99% of the shares of Common Stock, and the shares in excess of 4.99% (the “Excess Shares”) would remain in a deed trust of which Mr. Hayden was the sole beneficiary (the “Trust”) until Mr. Hayden received approval from the RI Regulator. As a result, Mr. Hayden directly held 2,711,999 shares of Common Stock (the “Direct Shares”) and beneficially owned 2,598,273 Excess Shares of Common Stock subject to the terms and conditions of the Trust.

On December 7, 2021, Mr. Hayden, entered into a share option agreement, ultimately resulting in the sale of 357,000 shares of Common Stock, resulting in Mr. Hayden directly holding 2,711,999 Direct Shares and beneficially owning 2,241,273 Indirect Shares.

On January 18, 2022, Mr. Hayden received approval from the RI Regulator to hold more than 4.99% of the shares of Common Stock, and Mr. Hayden subsequently transferred all of the Excess Shares held in the Trust to his personal account, resulting in Mr. Hayden directly holding 4,953,272 shares of Common Stock.

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

On July 25, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SG Parent LLC, a Delaware limited liability company (“Parent”), The Queen Casino & Entertainment, Inc. (“Queen”), Epsilon Sub I, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub I”), Epsilon Sub II, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub II”), and, solely for purposes of specified provisions of the Merger Agreement, SG CQ Gaming LLC, a controlling stockholder of Queen (“SG Gaming”).

Pursuant to the Merger Agreement, and on the terms and subject to the conditions of the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”): (i) SG Gaming will contribute all shares of common stock of Queen held by SG Gaming (such shares, the “Queen Contributed Shares”) to the Issuer in exchange for a total of 26,909,895 newly issued shares of Common Stock based on a 2.45368905950 share exchange ratio (such shares of Common Stock, the “Contribution Shares” and such contribution of Queen Contributed Shares and issuance of shares of Common Stock in exchange therefor, the “Queen Share Contribution”); (ii) Merger Sub I will merge with and into the Issuer (the “Issuer Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”); and (iii) Merger Sub II will merge with and into Queen (the “Queen Merger,” and together with the Issuer Merger, the “Mergers”), with Queen surviving the Queen Merger as a direct, wholly owned subsidiary of the Issuer and the remaining shares of common stock and common stock equivalents of Queen (approximately 1,443,624 of which are currently outstanding, excluding the Queen Contributed Shares) will be exchanged for newly issued shares of Common Stock based on the 2.45368905950 share exchange ratio.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Issuer Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock: (i) owned by the Issuer or any of the Issuer’s wholly owned subsidiaries; (ii) owned by holders exercising statutory appraisal rights; (iii) that are Contribution Shares; or (iv) owned by holders who have elected to have such shares remain issued and outstanding following the Issuer Merger (each such share of Common Stock for which such election is validly made and not revoked, a “Rolling Share,” and each such election, a “Rolling Share Election”)) will be converted into the right to receive cash consideration equal to $18.25 per share of Common Stock (the “Per Share Price”). Each holder of shares of Common Stock (other than the Issuer or its subsidiaries) will have the option to make a Rolling Share Election.

The closing of the Queen Share Contribution and the Mergers is subject to the adoption of the Merger Agreement by (i) the affirmative vote of the holders of a majority of all of the outstanding shares of Common Stock entitled to vote thereon; and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock held by the Unaffiliated Company Stockholders (as defined in the Merger Agreement), which excludes, among others, (a) Parent, Standard RI Ltd., an exempted company incorporated in the Cayman Islands (“Standard RI”), SBG Gaming, LLC (“SBG Gaming”), Mr. Hayden and their respective affiliates and those members of the Board of Directors of the Issuer who are employees of Parent, SBG Gaming or any of their respective affiliates and (b) the executive officers of the Issuer. The closing of the Queen Share Contribution and the Mergers is also subject to other customary closing conditions, including, among others, approvals under applicable gaming regulations.

Concurrently with the execution and delivery of the Merger Agreement, Mr. Hayden entered into a support agreement with Parent and the Issuer (the “Support Agreement”). Pursuant to the Support Agreement, Mr. Hayden has agreed to (a) vote all shares of Common Stock over which he has voting power in favor of the adoption of the Merger Agreement and the approval of the Issuer Merger, (b) abide by restrictions on the transfer of certain shares of Common Stock and other existing equity securities in the Issuer held by Mr. Hayden, and (c) to make a valid Rolling Share Election with respect to all of the shares of Common Stock owned by Mr. Hayden as of the election deadline for making Rolling Share Elections and/or rollover all of such holder’s other existing equity securities in the Issuer into equity securities of the Surviving Corporation. Concurrently with the execution and delivery of the Merger Agreement, Standard, RI and SBG Gaming also entered into support agreements with Parent and the Issuer with terms substantially similar to the Support Agreement. Mr. Hayden hereby disclaims beneficial ownership of the shares of Common Stock or other equity securities held by, or membership in any group including, Standard, RI and/or SBG Gaming.

The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover page. The percentages reported herein are based on a statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission on May 3, 2024, that there were 40,484,950 shares of the Issuer’s Common Stock outstanding as of April 26, 2024.

(c) Mr. Hayden did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Number	Description
99.1*	Agreement and Plan of Merger, dated as of July 25, 2024, by and among SG Parent LLC, The Queen Casino & Entertainment, Inc., Bally’s Corporation, Epsilon Sub I, Inc., Epsilon Sub II, Inc., and, solely for purposes of specified provisions thereof, SG CQ Gaming LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bally’s Corporation on July 25, 2024).

99.2*	Support Agreement, dated as of July 25, 2024, by and among Bally’s Corporation, Noel Hayden, and SG Parent LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Bally’s Corporation on July 25, 2024).

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. Mr. Hayden will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2024

/s/ Noel Hayden
Noel Hayden